November 14, 2018

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention:

Division of Corporation Finance

Office of International Corporate Finance

Taiwan Liposome Company, Ltd.

  Registration Statement on Form F-6

Registration Statement No. 333-223303

Dear Sir or Madam:

In accordance with Rule 461 of Regulation C under the Securities Act of 1933, the undersigned hereby respectfully requests acceleration of effectiveness of the above-captioned Registration Statement on Form F-6 to 5:00 p.m. (Washington D.C. time) on November 15, 2018, or as soon thereafter as practicable but in any event simultaneous with the effectiveness of Form F-1 (333-223090).

By: JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/Joseph M. Leinhauser
Name:	Joseph M. Leinhauser
Title:	Executive Director